Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces final 2012 dividend and director nominations for shareholder approval

On February 12, 2013, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL”) announced that the Board of Directors of TOTAL decided on February 12, 2013, to propose at the Annual Shareholders’ Meeting on May 17, 2013, an annual dividend for 2012 of €2.34 per share, reflecting an increase of approximately 3% compared to 2011.

Upon approval at the Annual Shareholders’ Meeting:

•             The final installment of €0.59 per share for the 2012 dividend will be paid according to the following timetable:

•             Ex-dividend date: June 24, 2013

•             Record date: June 26, 2013

•             Payment date: June 27, 2013

•             American Depositary Receipts (“ADRs”) will receive the final installment of the 2012 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•             Ex-dividend date: June 19, 2013

•             Record date: June 21, 2013

•             Payment date: July 18, 2013

Registered ADR holders may also contact The Bank of New York Mellon for additional information.  Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

The Board of Directors of TOTAL also decided on February 12, 2013, to ask the shareholders at the Annual Shareholders’ Meeting on May 17, 2013, to re-elect Gunnar Brock, Thierry Demarest and Gérard Lamarche to new three-year terms as directors.

The Board of Directors of TOTAL also decided to submit to the shareholders the nomination, for a three-year term, of a new employee representative to the Board to replace Claude Clément upon the expiration of his term.

TOTAL has received a firm offer from Borealis for its majority interest in Belgium’s Rosier S.A.(1)

On February 6, 2013, TOTAL announced that it had received a firm offer from Borealis for its entire 56.86% interest in Belgium’s Rosier S.A., a company listed on NYSE Euronext Brussels. A leading international provider of chemical solutions, Borealis is already active in nitrogen fertilizers in Central Europe, as well as in France following its acquisition of PEC-Rhin S.A. in early 2012. Borealis has offered €200 per share for TOTAL’s majority interest.

This offer as well as Borealis’ offer (described below) to acquire all outstanding shares in France’s GPN will now be presented to the employee representatives concerned, as part of the information and consultation procedures.

The proposed transaction is subject to the approval of the relevant authorities, in particular the antitrust authorities in the countries concerned. Furthermore, the proposed acquisition of Rosier shares will only be completed if Borealis simultaneously acquires all outstanding shares of France’s GPN.

In the event Borealis acquires the 56.86% interest in Rosier, it will be required to launch a mandatory public takeover bid for the remaining outstanding shares. In application of Article 53 of the Belgian Royal Decree of April 27, 2007 on public takeover bids and on the basis of a decision by the Autorité des services et marchés financiers (“FSMA”), Belgium’s market regulator, Borealis will under such a bid offer a price of EUR 211.38 per Rosier share, coupons n° 27 and following (i.e., rights to dividends) inclusive. The offer price corresponds to the volume weighted average price of Rosier shares on the NYSE Euronext Brussels stock exchange for the thirty calendar days period ending on, and including, the day of announcement of the proposed transaction (i.e., February 6, 2013). This price is higher than the price per share offered by Borealis for TOTAL’s 56.86% interest in Rosier. Borealis has informed TOTAL that it has not traded in Rosier shares over the last twelve months. As a result, the offer price meets the minimum price requirement under Belgian takeover legislation. Borealis has informed TOTAL that it intends to proceed with a squeeze-out if it obtains 95% or more of the Rosier shares by the end of the bid.

Borealis offers to acquire GPN S.A.

On February 6, 2013, TOTAL announced that it had received a firm offer from Borealis to acquire GPN S.A., a wholly-owned TOTAL affiliate that is France’s largest nitrogen fertilizer manufacturer. The Group has granted Borealis the exclusive right to pursue the offer.

In light of the quality of the Borealis’ offer, TOTAL has decided to present the offer, as well as Borealis’ offer (described above) to acquire TOTAL’s 56.86% interest in Belgium’s Rosier S.A., listed on NYSE Euronext Brussels, to the employee representatives concerned, as part of the information and consultation procedures.

(1) Press release issued under Article 8, paragraph 1 of the Belgian Royal Decree of April 27, 2007 on public takeover.

Borealis’ offer for GPN includes clear undertakings to continue operations, to assume all employment contracts and to maintain jobs.

The offer is subject to approval by the relevant antitrust authorities.

Borealis’ offer does not concern Grande Paroisse S.A. and TOTAL will retain all obligations and liabilities related to that company’s former operations, in particular those arising from the AZF site in Toulouse, France.

GPN is France’s leading manufacturer of nitrogen fertilizers and nitrogen oxide reducers. It supplies about 25% of the French market, with revenue of €500 million. GPN has 725 employees in France. Its production facilities are located in Grandpuits in the greater Paris region and Grand Quevilly in Normandy.

TOTAL enters deep offshore exploration in Cyprus

On February 6, 2013, TOTAL announced that it had signed two production sharing contracts (PSCs) for Blocks 10 and 11 with the Republic of Cyprus. The PSCs were awarded as part of the second offshore exploration licensing round launched by the Cypriot government in 2012.

The licenses extend over 2,572 square kilometers and 2,958 square kilometers, respectively, southwest of Cyprus in water depths ranging from 1,000 to 2,500 meters.

The exploration program will begin with seismic surveys.

TOTAL in exclusive negotiations on the proposed sale of TIGF to Snam, EDF and GIC

On February 5, 2013, TOTAL announced it had entered into exclusive negotiations with a consortium comprising Snam, EDF and GIC (Government of Singapore Investment Corporation) that had submitted a firm offer to acquire all outstanding shares of Transport et Infrastructures Gaz France (TIGF). The offer values the company at €2.4 billion.

The proposed sale is aligned with TOTAL’s active portfolio management strategy.

TOTAL initiated dialogue with employee representatives from the commencement of the process leading to an agreement — “Undertakings in Case of the Sale of TIGF” — that was signed on January 23, 2013. In particular, the agreement includes provisions concerning maintaining jobs, benefits and TIGF’s headquarters in Pau.

The proposed sale is subject to information and consultation procedures with the relevant employee representative bodies, including consultation with relevant authorities.

TIGF provides gas transmission and storage services in fifteen departments in southwestern France. It manages a network of about 5,000 kilometers of pipeline that carries 13% of the total volume of gas transported in France and operates 22% of the country’s gas storage capacity. With almost 500 employees, TIGF generated revenues of over €350 million in 2011.